FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 27, 2018.

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event.

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law No. 18,045, we report that at the regular meeting held today of the Board of Directors of Banco Santander – Chile it was agreed to adopt the following:

1.- Due to the resignation of the directors Mr. Roberto Méndez Torres and Mr. Roberto Zahler Mayanz, as of this date, the Board has announced the appointment of Mr. Félix de Vicente Mingo and Mr. Alfonso Gómez Morales, who will be incorporated as independent directors.

2.- Mr. Orlando Poblete Iturrate has been appointed as First Vice President and Mr. Oscar Von Chrismar Carvajal as the Second Vice President.

Sincerely,

Miguel Mata Huerta

General Manager

C.c. Comisión para el Mercado Financiero

Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: March 27, 2018